APARTMENT INVESTMENT AND MANAGEMENT COMPANY
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
June 2, 2009
Correspondence Filing Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C. 20549

Attn:	Cicely LaMothe
Wilson K. Lee

	Re:	Apartment Investment and Management Company
File No. 001-13232
Form 10-K for the year ended December 31, 2008

Ladies & Gentlemen:
     This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to David Robertson and Paul Beldin on behalf of Apartment Investment and Management Company (the “Company”), in a letter dated May 11, 2009. The Company’s response to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comment in the Staff’s letter.
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Financial Statements and Notes
Consolidated Statements of Income, page F-4
1.	Comment: We have considered your response to comment 1. Given that the impaired operating real estate is classified as held and used as of December 31, 2008, consistent with paragraph 25 of SFAS 144, presentation of the impairment losses as a part of operating income appears appropriate. In addition, the provisions related to real estate held and used also apply to real estate development assets. Reference is made to paragraph 24 of SFAS 67. Given that these amounts are material, please revise your filing accordingly to reclass the provision for impairment losses for operating real estate and real estate development assets within operating income and consider the requirements to file an Item 4.02 8-K.

United States Securities and Exchange Commission
June 2, 2009

Response: In addition to the considerations described in the Company’s response letter dated April 15, 2009, the Company would like to provide additional background regarding its business operations that factored into its decision to classify impairment losses on real estate development assets outside of operating income.
The Company was formed to engage in the acquisition, ownership, management and redevelopment of apartment properties. At December 31, 2008, the Company owned an interest in or managed approximately 1,000 real estate properties, with an ownership interest in approximately 600 of these properties. While redevelopment of properties has been a major activity for the Company, ground up development has been limited to a handful of situations where development was required due to a natural disaster, structural defects, or in two circumstances, a management determination to pursue such an undertaking. The Company does not view the development projects as part of its core operating assets.
Redevelopment includes the enhancement of a property’s interior and exterior spaces, but typically does not include the construction of new rentable units from the ground-up, as would be typical in a development project. The Company believes redevelopment provides the opportunity to generate comparable rents to newly developed properties with lower financial risk. These routine redevelopment projects are completed in phases such that only portions of the property are temporarily taken out of operations and the majority of the property continues to contribute to operating income. Conversely, the real estate development assets at issue have not generated any significant operating income since 2005.
Another differentiating factor between the real estate development assets and the operating real estate is the allocation of the properties’ value between land and building. The majority of the net book values of the real estate development assets prior to the impairments was attributable to the underlying land; accordingly the impairments recognized were primarily of land value that would not have been subject to depreciation in future periods.
Given the FASB’s view in paragraph B54 of SFAS 144 that impairments are analogous to the acceleration of depreciation or amortization related to long-lived assets that would otherwise have been reflected in operating income, the Company does not believe the classification of a non-operating, primarily non-depreciable real estate development asset impairment outside of operating income was inconsistent with FASB’s intent.
Despite the considerations above, the Company acknowledges the guidance provided in SFAS 144 paragraph 25 and SFAS 67 paragraph 24.
Even if the Staff disagrees with the Company’s presentation of the impairment losses, the Company does not believe that an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 or a filing under Item 4.02 of Form 8-K are required. Both are predicated on a conclusion that the classification difference is material. As noted below, although the real estate development impairment losses are quantitatively significant, the Company does not believe the classification difference is material to an investor when both quantitative and qualitative factors are considered.

United States Securities and Exchange Commission
June 2, 2009

SAB Topic 1M references the FASB’s explanation of materiality in Statement of Concepts No. 2 as follows: “in light of the surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” Furthermore, the SEC Advisory Committee on Improvements to Financial Reporting indicated in its final report that “consideration should be given to both qualitative and quantitative factors that would be important to the reasonable investor, although we acknowledge that there will probably be more times when qualitative considerations will result in a small error being considered material than they will result in a large error being considered not to be material. Therefore, we recommend that the existing materiality guidance be enhanced to clarify that the total mix of information available to investors should be the main focus of a materiality judgment and that qualitative factors are relevant in analyzing the materiality of all errors. We view this recommendation as a modest clarification of the existing guidance to conform practice to the standard established by the Supreme Court and not a major revision to the concepts and principles embodied in existing SEC staff guidance in SAB Topic 1M.”
The Company does not believe the judgment of a reasonable person relying on its financial statements would be changed or influenced by the inclusion of the impairment losses in operating income versus non-operating income. This conclusion is based on factors outlined in Staff Accounting Bulletin No. 99 and included consideration of the following:
➢	The classification of impairment losses outside of operating income has no effect on the reported loss from continuing operations or net income amounts reported in the Company’s statement of income for the year ended December 31, 2008. Furthermore, such classification does not affect the related amounts attributable to common stockholders on a gross or per share basis.

➢	The nature and amounts of the impairment losses are disclosed in Note 2 and Note 5 to the consolidated financial statements in Item 8 of the Company’s Annual Report on Form 10-K as well as within Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of the Annual Report on Form 10-K.

➢	Investor questions and inquiries received by the Company’s Investor Relations department historically have focused on income from continuing operations, net income and Funds from Operations, or FFO. None of these metrics are affected by the classification of impairment losses.

➢	Investors were aware of the nature and the amounts of the impairments on real estate development assets for approximately one month prior to the filing of the Annual Report on Form 10-K. The Company announced these impairment losses through a press release issued on January 28, 2009 and filed a Form 8-K including those disclosures on the same day.

➢	In the current economic environment, real estate company analysts and investors are placing a heavy emphasis on liquidity. The sharp declines in market value for some real estate companies have been exacerbated based on perceptions about their liquidity and ability to repay or refinance debt maturities in the near term. The classification of the impairment losses has no effect on the Company’s liquidity nor does it impact debt covenant compliance ratios or any other regulatory or contractual requirements.

United States Securities and Exchange Commission
June 2, 2009

➢	The classification of impairment losses outside of operating income was not an intentional act by the Company’s management to mislead investors. As noted above, the Company believed inclusion in operating income of impairment losses on real estate development assets that do not generate appreciable operating income or expense would make it more difficult for the Company’s investors to understand the Company’s core business of acquiring, operating, managing and redeveloping apartment properties.

➢	The classification of these impairment losses does not hide a failure to meet analysts’ consensus expectations for the Company. The Company did not meet fourth quarter or full year 2008 earnings or FFO targets in part based on these impairments. The Company clearly communicated the nature and amounts of the impairments both in its earnings release as well as through disclosure in its Annual Report on Form 10-K.

➢	The classification of these impairment losses does not mask a change in earnings or other trends. As noted above, operating income as presented in the Company’s consolidated statements of income is not a performance measure on which investors or analysts focus.

➢	The classification of the impairment losses does not affect the measurement of performance for purposes of determining management’s incentive based compensation.

➢	The classification of these impairment losses does not change a loss into income or vice versa for any annual period or separately reported quarterly period, with the exception of the fourth quarter 2008, for which the classification of the impairment losses in operating income would have resulted in operating income changing from income to a loss. However, as noted in the third consideration bullet above, operating income has not been an area of focus by the Company’s investors.

➢	The classification of the impairment losses does not conceal or otherwise relate to an unlawful transaction.

➢	The classification of these impairment losses does not affect reported segment operating results as the Company does not include impairment losses in its measure of segment operating performance.
In light of the qualitative considerations above, the Company does not believe the classification of the impairment losses is material to a reasonable investor. Based on this view, the Company does not believe its financial statements are materially misstated and therefore believes a revised filing is unnecessary.
Notwithstanding the foregoing, if the Staff continues to believe that impairment losses for the Company’s three real estate development assets should be classified within operating income, the Company hereby confirms that in future filings it will adjust its presentation of impairment losses to classify these amounts within operating income.
     As requested by the Staff, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
June 2, 2009

     If you have further questions regarding the information provided, please contact David Robertson, President, Chief Investment Officer and Chief Financial Officer, at (303) 691-4311 (phone) or (303) 300-3276 (facsimile) or me at (303) 691-4554 (phone) or (720) 493-6549 (facsimile).
Sincerely,
/s/ Paul Beldin
Paul Beldin
Chief Accounting Officer

Cc:	Amy B. Freed, Hogan & Hartson LLP Lisa R. Cohn, Aimco David Robertson, Aimco